FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

19 February 2013

NOTICE OF REDEMPTION TO THE HOLDERS OF

HSBC Holdings plc
(the "Issuer")

GBP250,000,000 9.875% Subordinated Bonds due 2018 (ISIN: XS0043041879) (the "Bonds") issued 8 April 1993

Pursuant to Condition 4(b)(i) and Condition 10 of the Terms and Conditions of the Bonds, Notice is hereby irrevocably given to holders of the Bonds that on 8 April 2013 (the "Redemption Date") the Issuer will exercise its option to redeem all of the Bonds outstanding at their principal amount together with interest accrued to the Redemption Date in accordance with the Terms and Conditions of the Bonds.

Payment in respect of the Bonds will be made against presentation and surrender of the Bonds and coupons relating thereto ("Coupons") at the specified office outside the United States of America of any of the Paying Agents.

Bonds and Coupons will become void unless presented for payment within periods of twelve years and six years respectively from the Redemption Date.

Details of the Paying Agents are set forth below:

             Principal Paying Agent:
             Citibank, N.A., London Branch
             21st Floor, Citigroup Centre
             Canada Square, Canary Wharf
             London E14 5LB
             United Kingdom

             Sub-Paying Agent:
             BGL BNP Paribas Luxembourg
             50, avenue JF Kennedy
             L-2951 Luxembourg

For and on behalf of HSBC Holdings plc
R G Barber
Group Company Secretary

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region North America and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 19 February 2013